UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-41524

Rentokil Initial plc
(Registrant’s name)
Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Result of AGM dated 8 May 2024

 RENTOKIL INITIAL PLC

RESULTS OF ANNUAL GENERAL MEETING 2024 ('AGM')

At the AGM of Rentokil Initial plc duly convened and held at, and broadcast from, the Company's offices at Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY on 8 May 2024 at 11:30am, each resolution as set out in the notice of meeting dated 27 March 2024 was passed on a poll. The results are set out below and will be placed on the Company website at www.rentokil-initial.com/investors.

RESOLUTION		VOTES FOR1%		VOTES AGAINST	%	TOTAL VOTES	% of ISC VOTED	VOTES WITHHELD2
1	To receive the audited financial statements and the directors' and auditors' report thereon	2,108,846,790	99.93	1,453,909	0.07	2,110,300,699	83.59%	9,383,920
2	To approve the Directors' Remuneration Report	2,015,653,147	97.96	42,028,122	2.04	2,057,681,269	81.51%	62,003,350
3	To approve the 2024 Directors' Remuneration Policy	2,014,400,119	95.07	104,517,698	4.93	2,118,917,817	83.93%	761,093
4	To declare a final dividend	2,118,897,103	99.98	449,135	0.02	2,119,346,238	83.95%	338,381
5	To re-elect David Frear as a Director	2,085,993,477	98.43	33,310,863	1.57	2,119,304,340	83.95%	380,278
6	To re-elect Stuart Ingall-Tombs as a Director	2,083,425,929	98.31	35,885,896	1.69	2,119,311,825	83.95%	372,794
7	To re-elect Sally Johnson as a director	2,087,117,660	98.48	32,186,091	1.52	2,119,303,751	83.95%	380,867
8	To re-elect Sarosh Mistry as a director	2,085,880,251	98.42	33,432,247	1.58	2,119,312,498	83.95%	372,120
9	To re-elect John Pettigrew as a director	2,062,812,953	97.33	56,491,572	2.67	2,119,304,525	83.95%	380,093
10	To re-elect Andy Ransom as a director	2,103,034,143	99.23	16,277,220	0.77	2,119,311,363	83.95%	373,256
11	To re-elect Richard Solomons as a director	1,919,960,341	91.50	178,389,353	8.50	2,098,349,694	83.12%	21,334,923
12	To re-elect Cathy Turner as a director	2,052,695,058	98.47	31,961,970	1.53	2,084,657,028	82.58%	35,027,590
13	To re-elect Linda Yueh as a director	2,040,917,548	96.30	78,379,632	3.70	2,119,297,180	83.95%	387,437
14	To re-appoint PricewaterhouseCoopers LLP as auditor	2,111,681,582	99.64	7,571,570	0.36	2,119,253,152	83.95%	431,467
15	To authorise the directors to agree the auditors' remuneration	2,119,212,139	99.99	120,862	0.01	2,119,333,001	83.95%	351,618
16	To authorise the making of political donations	2,101,233,030	99.50	10,664,714	0.50	2,111,897,744	83.65%	7,786,875
17	To authorise the directors to allot shares	1,994,045,426	94.09	125,190,725	5.91	2,119,236,151	83.95%	448,468
18	To disapply statutory pre-emption rights	1,881,474,392	88.79	237,485,066	11.21	2,118,959,458	83.93%	724,161
19	To disapply statutory pre-emption rights for acquisitions and specified capital investments	1,803,941,939	85.39	308,611,249	14.61	2,112,553,188	83.68%	7,130,431
20	To authorise the Directors to make market purchases of the Company's own shares	2,111,294,102	99.63	7,851,725	0.37	2,119,145,827	83.94%	538,792
21	To authorise the calling of a general meeting (other than an annual general meeting) on 14 days' clear notice.	1,997,849,853	94.27	121,461,879	5.73	2,119,311,732	83.95%	372,886

1. Votes For include those votes giving the Chairman discretion.
2. A vote withheld is not a vote in law and is not counted in the calculation of proportion of votes cast for or against a resolution.

The number of ordinary shares in issue at close of business on 7 May 2024 was 2,524,539,885 ordinary shares of 1p each. Resolutions 18 to 21 were proposed as special resolutions. A copy of the resolutions can be found in the Notice of Meeting available at www.rentokil-initial.com/agm.

A copy of the resolutions passed concerning special business has been submitted and will shortly be available for inspection at the National Storage Mechanism located at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Enquiries:

Group General Counsel and Company Secretary:	Rachel Canham	Rentokil Initial plc	+44 (0)1293 858000

Media:	Malcolm Padley	Rentokil Initial plc	+44 (0)1293 858000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 8 May 2024	RENTOKIL INITIAL PLC
/s/ Stuart Ingall-Tombs
Name: Stuart Ingall-Tombs
Title: Chief Financial Officer